NOTICE OF SPECIAL MEETING
AND MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO A SPECIAL MEETING OF SHAREHOLDERS OF MAKO MINING CORP.

to be held on February 10, 2026

TAKE ACTION AND VOTE TODAY

The special meeting will be held at 10:00 a.m. (Eastern Time) at Suite 3200, Bay Adelaide Centre - North Tower, Blackwell Boardroom, 40 Temperance St., Toronto, ON, M5H 0B4, on February 10, 2026

Please read this document and the accompanying materials carefully. These materials are important and require your immediate attention. If you have any questions about these materials or the matters to which they refer, please contact us by telephone at +1 (647) 203-8793 or by email at info@makominingcorp.com.

DATED December 23, 2025

LETTER TO SHAREHOLDERS

December 23, 2025

Dear shareholders of Mako Mining Corp.,

On behalf of Mako Mining Corp.'s ("Mako" or the "Corporation") Board of Directors, we are pleased to invite you to join us at our Special Meeting, which will be held at Suite 3200, Bay Adelaide Centre - North Tower, Blackwell Boardroom, 40 Temperance St., Toronto, ON, M5H 0B4, on Tuesday, February 10, 2026, at 10:00 a.m. (Toronto time). Details on how to attend and vote at the Meeting are provided in the accompanying materials.

At this Meeting, you will be asked to consider and vote on a proposed transaction for the Corporation to acquire, through its wholly-owned subsidiary Mako US Corp., all of the membership interests in Mt. Hamilton LLC, the owner of the Mt. Hamilton project located in Nevada, United States from Sailfish Royalty Corp. ("Sailfish"), which transaction includes the grant of a gold stream and a royalty to Sailfish, a related party to the Corporation (the "Mt. Hamilton Acquisition"), pursuant to a purchase and sale agreement, gold purchase agreement and royalty agreement each entered into on November 26, 2025.

The Mt. Hamilton Acquisition is subject to certain closing conditions, including, among others, receipt of all required regulatory approvals, including the approval of the TSX Venture Exchange, and disinterested shareholder approval from Mako's disinterested shareholders.

A special committee of disinterested directors (the "Special Committee") of the Board of Directors of Mako have carefully reviewed and overseen the negotiation of the terms of the Mt. Hamilton Acquisition, including the grant of the gold stream and royalty, and have made its recommendations to the board of directors of the Corporation (the "Board"), and the disinterested members of the Board have approved the Mt. Hamilton Acquisition. In addition, the Special Committee received a fairness opinion from Stifel Nicolaus Canada Inc. confirming that the consideration offered to Sailfish for the Mt. Hamilton Acquisition is fair, from a financial point of view, to the shareholders of the Corporation. The disinterested members of the Board have unanimously determined that the Mt. Hamilton Acquisition is in the best interests of Mako and recommend that disinterested shareholders vote FOR the Mt. Hamilton Acquisition.

This circular provides detailed information about the Mt. Hamilton Acquisition. We encourage you to read it carefully and to vote your shares in advance of the Meeting.

Thank you for your continued support.

Sincerely,

"Eric Fier"

Eric Fier, Chairman of the Board
Mako Mining Corp.

MAKO MINING CORP.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Date:	February 10, 2026
Time:	10:00 a.m. (Toronto time)
Meeting Venue:	Suite 3200, Bay Adelaide Centre - North Tower, Blackwell Boardroom, 40 Temperance St., Toronto, ON, M5H 0B4

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Meeting") of Mako Mining Corp. (the "Corporation") will be held at Suite 3200, Bay Adelaide Centre - North Tower, Blackwell Boardroom, 40 Temperance St., Toronto, ON, M5H 0B4, on February 10, 2026, at 10:00 a.m. (Toronto time) for the following purposes:

1. to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution of disinterested shareholders of the Corporation (in accordance with the rules and policies of the TSXV), the full text of which is set forth in Schedule "B" to the accompanying management information circular of the Corporation dated as of December 23, 2025 (the "Circular"), authorizing and approving the completion of the Mt. Hamilton Acquisition, including the grant of the Gold Stream and Royalty, as more particularly described in the Circular; and

6. to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

This notice is accompanied by the Circular and a form of proxy.

An "ordinary resolution" is a resolution passed by a majority of the votes cast by shareholders who voted in respect of that resolution.

The board of directors of the Corporation has by resolution fixed the close of business on January 2, 2026 as the record date, being the date for the determination of the registered holders of shares entitled to notice of and to vote at the Meeting and any adjournment(s) or postponement(s) thereof.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting. Shareholders are requested to complete, date and sign the form of proxy (in the return envelope provided for that purpose), or, alternatively, to vote over the internet, in each case in accordance with the instructions set out in the form of proxy. The completed proxy form must be deposited at the office of Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, ON M5H 4A6, Attn: Proxy Department, by mail, by fax at 1.416.263.9524 or toll free at 1.866.249.7775, or online at www.investorvote.com, or the proxy vote must otherwise be registered in accordance with the instructions set forth in the form of proxy. Non-registered shareholders who receive the proxy-related materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary.

The Corporation urges all disinterested shareholders to vote by proxy in advance of the Meeting in accordance with the instructions set out above. To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Toronto time) on February 6, 2026, or in the case of any postponement or adjournment of the Meeting, not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the postponed or adjourned meeting. Late proxies may be accepted or rejected by the Chairperson of the Meeting in his or her discretion. The Chairperson is under no obligation to accept or reject any particular late proxy.

DATED at Toronto, Ontario as of the 23rd day of December, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

"Eric Fier"
_____________________________________

Eric Fier

Chairman of the Board

2

GENERAL INFORMATION

This Circular is furnished in connection with the solicitation by management of Mako of proxies to be used at the Meeting and any adjournment thereof, to be held at Suite 3200, Bay Adelaide Centre - North Tower, Blackwell Boardroom, 40 Temperance St., Toronto, ON, M5H 0B4, on February 10, 2026, at 10:00 a.m. (Toronto time) for the purposes set forth in the enclosed notice of meeting (the "Notice of Meeting").

Date of Information

This Circular is dated December 23, 2025.

Currency

All dollar amounts are expressed in United States dollars unless otherwise indicated.

This Circular is being mailed with a form of proxy or voting instruction form, in accordance with applicable laws.

Share Capital

The Board of Directors has fixed the close of business on January 2, 2026 as the Record Date, being the date for the determination of shareholders entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof.

The Corporation's authorized capital consists of an unlimited number of Common Shares without par value. As of the date of this Circular, the Corporation had 87,009,006 fully paid and non-assessable Common Shares issued and outstanding, each carrying the right to one vote.

Who Can Vote

A disinterested holder of record of one or more Common Shares on the Record Date who either attends the Meeting personally or deposits a proxy in the manner and subject to the provisions described herein will be entitled to vote or to have such Common Share voted at the Meeting except to the extent that a holder of record of one or more Common Shares:

(a) has transferred the ownership of any such Common Shares after the Record Date; and

(b) the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred Common Shares and makes a demand to Computershare no later than 10 days before the Meeting that the transferee's name be included in the list of shareholders in respect thereof.

Under the Corporation's current Articles the quorum for the transaction of business at the Meeting requires at least two shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the Meeting, to be present in person or represented by proxy, irrespective of the number of persons actually present at the Meeting. If such a quorum is not present in person or by proxy, we will reschedule the Meeting.

Principal Holders of Voting Securities

To the knowledge of the directors and executive officers of the Corporation as of the Record Date, no person beneficially owns, controls or directs, directly or indirectly, 10% or more of the voting rights attached to the Common Shares, other than as set forth below.

Name	No. of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)	Percentage of Outstanding Shares(1)
Wexford Capital LP(2)	40,109,072	46.10%

Notes:

(1) Information as to ownership of shares has been obtained from System for Electronic Disclosure by Insiders which includes Wexford on behalf of private funds managed by Wexford, including Wexford Catalyst Trading Limited, Wexford Spectrum Trading Limited, Wexford Focused Trading Limited and Debello Trading Limited.

(2) Akiba Leisman, Chief Executive Officer and a director of the Company, is a consultant of Wexford and Mr. Paul Jacobi is a partner at Wexford.

Notice and Access

The Corporation is not relying on the notice-and-access delivery procedures outlined in National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") to distribute copies of the Meeting Materials.

Interest of Certain Persons in Matters to be Acted Upon

Other than as described in Approval of the Mt. Hamilton Acquisition - Background in this Circular, and as described below, none of the directors or executive officers of the Corporation, none of the persons who have been directors or executive officers of the Corporation since the commencement of the Corporation's last completed financial year, and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the Mt. Hamilton Acquisition, or any matter of special business to be acted upon at the Meeting.

Akiba Leisman is the Chief Executive Officer and a director of the Corporation and is also Executive Chairman of Sailfish. Paul Jacobi is a director of the Corporation and is also a partner at Wexford. Asheef Lalani is a director of the Corporation and is also a director of Sailfish.

The Special Committee and Board are aware of these interests and considered them when reaching their respective recommendations.

Interest of Informed Persons in Material Transactions

Except as described herein, no informed person of the Corporation, or any associate or affiliate of any informed person, has or had any material interest, direct or indirect, in any transaction since January 1, 2025, or in any proposed transaction that has materially affected or could materially affect the Corporation or any of its subsidiaries.

Indebtedness of Directors and Executive Officers to the Corporation

No individual who is, or at any time during the most recently completed financial year of the Corporation was, a director, executive officer, employee or former director, executive officer or employee of the Corporation, or any of their associates, is indebted to the Corporation or any subsidiary of the Corporation, or was so indebted at any time during the last completed fiscal year of the Corporation, nor have any such individuals been or are they currently indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Corporation or any subsidiary of the Corporation.

Management Contracts

No management functions of the Corporation or its subsidiaries are to any substantial degree performed by a person or company other than the directors and officers of the Corporation or its subsidiaries.

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth in this Circular and in the Notice of Meeting, but if any other matters do arise, the person named in the form of proxy intends to vote on any poll, in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

Auditor, Transfer Agent and Registrar

The auditor of the Corporation is PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada, 510 Burrard Street, 3rd Floor, Vancouver, BC, V6C 3B9.

Additional Information

Additional information relating to the Corporation may be found under the Corporation's profile on SEDAR+ at www.sedarplus.ca. Additional financial information is provided in the Corporation's comparative annual consolidated financial statements and management's discussion and analysis for the year ended December 31, 2024, which can be found under the Corporation's profile on SEDAR+ at www.sedarplus.ca or on the Corporation's website at www.makominingcorp.com/investors/financial-reports. Shareholders may also request these documents from the Corporation by e-mail at info@makominingcorp.com.

Cautionary Statement Regarding Forward-Looking Information and Statements

Information and statements contained in this Circular and the documents incorporated by reference herein that are not historical facts are considered forward-looking information and statements under applicable securities laws that involve risks and uncertainties (together "forward-looking statements"). Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend", "estimate", "plan", "budget", "schedule", "project", "forecast" or the negative of these terms and similar expressions. Forward-looking statements in this Circular include, but are not limited to: statements with respect to the completion of the Mt. Hamilton Acquisition, including the grant of the Gold Stream and Royalty,  and the timing for completion and commencement of such payments by Mako, as applicable; the satisfaction of closing conditions, which include, without limitation (i) Mako obtaining the required disinterested shareholder approval, (ii) Mako receiving final approval from the TSXV for the Mt. Hamilton Acquisition, including the grant of the Gold Stream and the Royalty, and (iii) other closing conditions; statements and information concerning the covenants of the Corporation and Sailfish; the timing for closing; the likelihood of the Mt. Hamilton Acquisition being completed; statements made in, and based on the Fairness Opinion; statements relating to the business and future activities of, and developments related to, the Corporation after the date of this; and other events or conditions that may occur in the future.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of the Corporation to differ materially from any future plans, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others:

  completion of the Mt. Hamilton Acquisition is subject to the satisfaction or waiver of certain conditions;

  the ability of the Corporation and Mako US, as applicable, to satisfy the Gold Stream and Royalty payment obligations;

  the Purchase Agreement may be terminated and Fallback Sale may be required;

  failure to complete the Mt. Hamilton Acquisition could negatively impact the Corporation;

  the Mt. Hamilton Acquisition may divert the attention of the Corporation's management;

  interests of certain persons in the Mt. Hamilton Acquisition;

  mineral property exploration and mining risks;

  acquisition transaction risks;

  title to mineral property risks;

  commodity price risk;

  reliance on senior management and key personnel;

  regulatory risks;

  insured and uninsured risks;

  environmental risks;

  competition;

  climatic conditions or changes in climate over time can affect exploration, development and future mining activities;

  litigation risks;

  the Corporation's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;

  availability of infrastructure, energy and other commodities;

  force majeure;

  conflicts of interest;

  a cyber security incident could adversely affect the Corporation's ability to operate its business;

  international conflict;

  trade tariffs;

  the Corporation's operations are subject to human error;

  factors discussed under the heading "Approval of the Mt. Hamilton Acquisition - Risk Factors" of this Circular.

In addition, forward-looking information contained in this Circular is based on certain assumptions and involves risks related to the completion, or non-completion of the Mt. Hamilton Acquisition, and the business and operations of Mako. Forward-looking information contained in this Circular is based on certain assumptions including that:

  disinterested shareholders will vote FOR the Mt. Hamilton Acquisition Resolution;

  all other conditions to the Mt. Hamilton Acquisition will be satisfied or waived;

  the Mt. Hamilton Acquisition will be completed; or

  in the event the parties fail to obtain the requisite shareholder and regulatory approval to complete the Mt. Hamilton Acquisition, the Fallback Sale will be completed in accordance with the terms of the Purchase Agreement.

Other assumptions include, but are not limited to; the price of metals; competitive conditions in the mining industry; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to Mako.

Although the Corporation has attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in forward-looking statements in this Circular there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information.

Accordingly, readers should not place undue reliance on forward-looking statements in this Circular, nor in the documents incorporated by reference in this Circular. All of the forward-looking statements made in this Circular, including all documents incorporated by reference in this Circular, are qualified by these cautionary statements.

Shareholders are cautioned not to place undue reliance on forward-looking statements. Mako undertakes no obligation to update any of the forward-looking statements in this Circular or incorporated by reference in this Circular, except as required by law.

VOTING INFORMATION

The Corporation will hold this Meeting in person only. We strongly encourage Registered Shareholders (as herein defined) to vote on the matters before the Meeting by proxy in the manner set out below regardless of whether such shareholders will be attending the Meeting.

Only Registered Shareholders and duly appointed proxyholders may vote at the Meeting. Registered Shareholders and duly appointed proxyholders who participate at the Meeting will be able to listen to the Meeting, ask questions and vote, all in real time. A Registered Shareholder or a Beneficial Shareholder (as herein defined) who has appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of shareholders prepared by Computershare. To have their Common Shares voted at the Meeting, each Registered Shareholder or duly appointed proxyholder will be required to enter their control number or other passcode prior to the start of the Meeting.

Beneficial Shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to vote or ask questions at the Meeting. This is because the transfer agent, Computershare, does not have a record of Beneficial Shareholders and, as a result, will have no knowledge of shareholdings or entitlement to vote, unless the Beneficial Shareholder appoints itself as proxyholder.

If you are a Beneficial Shareholder and wish to vote at the Meeting, you must appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder on the voting instruction form sent to you and follow all of the applicable instructions, including the deadline, provided by the Intermediary.

Revocation of Proxies

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Registered Shareholder, his or her attorney authorized in writing or, if the Registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of Mako at 838 West Hastings Street, Suite 700, Vancouver, British Columbia, V6C 0A6, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the Chairperson of the Meeting on the day of the Meeting.

Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Meeting, contact Computershare or their broker or other Intermediary to arrange to change their voting instructions.

Management Solicitation

The solicitation of proxies will be conducted by management, primarily by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by the directors, officers and regular employees of the Corporation. The Corporation does not reimburse shareholders, nominees or agents for costs incurred in obtaining from their principals, authorization to execute forms of proxy except in such circumstances that the Corporation has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Corporation will reimburse such brokers and nominees for their related out-of-pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation. No person has been authorized to give any information or to make any representation other than as contained in this Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Corporation.

This Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such a solicitation.

Proxies and Voting Rights

Appointment of Proxy

A shareholder is entitled to one vote for each Common Share (as defined below) that such shareholder held on the Record Date on the resolutions to be voted upon at the Meeting, and any other matter to properly come before the Meeting.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Corporation.

A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER), OTHER THAN THE DESIGNATED PERSONS, TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING.

SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE'S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER'S COMMON SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING. IF THE NOMINEE IS A COMPANY, THE COMPANY MUST PROVIDE THE INSTRUMENT APPOINTING THE OFFICER OR ATTORNEY WHO CAN VOTE ON BEHALF OF THE COMPANY AS PROXYHOLDER, AS THE CASE MAY BE, OR A NOTARIZED OR CERTIFIED COPY THEREOF.

Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not being able to participate in the Meeting. To register a proxyholder, Shareholders MUST visit service@computershare.com by (10:00 a.m. (Toronto Time) on February 6, 2026) and provide Computershare with their proxyholder's contact information.

A proxy can be submitted to Computershare either in person, or by mail or courier, to 320 Bay Street, 14th Floor, Toronto, ON M5H 4A6, by telephone by calling 1-866-732-VOTE (8683), International -312-588-4290, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 10:00 a.m. (Toronto Time) on February 6, 2026, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed Meeting. If a shareholder who has submitted a proxy attends the Meeting in person, any votes cast by such shareholder on a ballot or poll will be counted and the submitted proxy will be disregarded.

A proxy is not valid unless it is dated and signed by the shareholder who is giving it or by that shareholder's attorney duly authorized in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney for the corporation. If a form of proxy is executed by an attorney for an individual shareholder or joint shareholders, or by an officer or attorney for a corporate shareholder, the instrument so empowering the officer or attorney, as the case may be, or a notarized certified copy thereof, must accompany the form of proxy.

If not dated, the proxy will be deemed to have been dated the date it is mailed to shareholders.

Registered Shareholders

A shareholder (a "Registered Shareholder") whose name appears on the certificate(s) representing the Common Shares are entitled to notice of, and to vote, at the Meeting. If you are a Registered Shareholder of the Corporation and are unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Computershare.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the Common Shares represented by the proxy FOR each matter identified in the proxy.

The enclosed form of proxy confers discretionary authority upon the Designated Persons with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

Beneficial Shareholders

The information set out in this section is of significant importance to those shareholders who do not hold Common Shares in their own name. Shareholders who do not hold Common Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as of the Record Date as the registered holders of Common Shares can be recognized and acted upon at the Meeting.

If you are a Beneficial Shareholder of the Corporation and received the Meeting Materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent or nominee of that broker.

Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.

Only Registered Shareholders as of the Record Date or their duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" or "beneficial" Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of a brokerage firm, bank or other Intermediary or in the name of a clearing agency.

Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own ("Objecting Beneficial Owners", or "OBOs") and those who do not object to their identity being made known to the issuers of the securities they own ("Non-Objecting Beneficial Owners", or "NOBOs"). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from Intermediaries via their transfer agents and use this NOBO list for distribution of "proxy-related materials" (as such term is defined in NI 54-101) directly to NOBOs.

The Meeting Materials are being made available to both Registered Shareholders and non-registered or Beneficial Shareholders. If you are a non-registered shareholder and the Corporation or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. In this event, by choosing to send the Meeting Materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) making available the materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Corporation has elected to send the Meeting Materials directly to NOBOs, and indirectly through Intermediaries to OBOs. The Corporation intends to pay for Intermediaries to deliver the Meeting Materials to OBOs. Intermediaries are required to forward the Meeting Materials to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward Meeting materials to Beneficial Shareholders. Generally, Beneficial Shareholders who have not waived the right to receive the Meeting materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Beneficial Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Shareholder when submitting the proxy. If the Beneficial Shareholder does not wish to attend and vote at the virtual Meeting (or have another person attend and vote on the holder's behalf), the Beneficial Shareholder must complete the form of proxy and deposit it with Computershare, as provided above; or

(b) be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre-printed form. Sometimes, instead of the one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a barcode and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. If the Beneficial Shareholder does not wish to attend and vote at the virtual Meeting in person (or have another person attend and vote on the holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

In either case, the purpose of this procedure is to permit a Beneficial Shareholder to direct the voting of the Common Shares which they beneficially own. Beneficial Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered. Only Registered Shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must arrange for its Intermediary to revoke its proxy on its behalf.

Beneficial Shareholders who wish to vote at the virtual Meeting must insert their own name in the blank space provided on the voting instruction form or form of proxy, follow the applicable instructions provided by the Intermediary.

APPROVAL OF THE MT. HAMILTON ACQUISITION

Sailfish is a Non-Arm's Length Party (as such term is defined in the policies of the TSXV) in respect of the Corporation (see "Canadian Securities Law" below). Accordingly, the TSXV requires evidence of value supporting the consideration paid and delivered by the Corporation to Sailfish in connection with the Mt. Hamilton Acquisition, including the grant of the Gold Stream and the Royalty, as contemplated under Section 5.7(d), Section 5.9(b), and Section 5.12 of TSXV Policy 5.3.  The Corporation has chosen to satisfy such evidenced of value requirement by seeking the approval of the disinterested shareholders of the Corporation for the completion of the Mt. Hamilton Acquisition, including the grant of the Gold Stream and the Royalty.

At the Meeting, the disinterested shareholders will be asked to consider, and if deemed appropriate, to approve, with or without variation, the Mt. Hamilton Acquisition Resolution, being an ordinary resolution of disinterested shareholders (in accordance with the rules and policies of the TSXV) authorizing and approving the completion of the Mt. Hamilton Acquisition, including the grant of the Gold Stream and Royalty which is considered a disposition under TSXV Policy 5.3 - Acquisitions and Dispositions of Non-Cash Assets ("TSXV Policy 5.3"). The full text of the Mt. Hamilton Acquisition Resolution is included as Schedule "B" to this Circular.

Background

Senior management and the Board of Mako regularly consider and investigate opportunities to strategically grow the business and enhance value for Shareholders, including through strategic transactions with various industry participants. Throughout 2025, Mako continued to evaluate and execute on opportunities to expand and enhance its portfolio of mineral and mining projects in top-tier, favourable mining jurisdictions in support of its long-term growth strategy.

Starting in August, 2025, management of Mako engaged in discussions with Sailfish to discuss Mako's interest in participating in a potential structured transaction to acquire the Property.

On August 19, 2025, the Board appointed a Special Committee comprised of John Hick (Chair), Mario Caron, Laurie Gaborit and Eric Fier to independently consider, oversee and assist in the negotiation of the proposed acquisition of 100% of the membership interest in Mt. Hamilton LLC (the "Membership Interests"), the owner of the Property, from Sailfish, acting as the Corporation's nominee, agent and bare trustee in connection with the proposed Mt. Hamilton Acquisition.

On August 26, 2025, the Special Committee met and approved the adoption of its mandate and discussed retaining Stifel as its independent financial advisor and  Cassels Brock & Blackwell LLP as its legal counsel, and commencing a formal due diligence process. The Special Committee received a presentation from management on the proposed acquisition of Mt. Hamilton. Management advised that PricewaterhouseCoopers LLP have been engaged as the Corporation's tax advisors in connection with the proposed transaction. Mr. Leisman advised that management had discussions in August with potential lenders regarding obtaining a bridge loan to fund the purchase price for the Mt. Hamilton Acquisition; however, based on discussions with Sailfish and Wexford, it was ultimately determined more desirable for Sailfish to secure a bridge loan on commercially reasonable terms in the amount of $40,000,000 from Wexford, or funds managed by Wexford, and have Sailfish act as Mako's nominee, agent and bare trustee in connection with the Mt. Hamilton Acquisition. Mr. Leisman discussed with the Special Committee the potential of a future equity raise, noting however that raising funds through an equity raise in the current market environment for the Mt. Hamilton Acquisition is not desirable.

Over the course of August 2025 through September 2025, the Special Committee held eight formal meetings to receive management, legal and financial updates and presentations in connection with the proposed Mt. Hamilton Acquisition, and to discuss and engage in the progress of the ongoing due diligence process and negotiation of a term sheet with Sailfish.

On September 10, 2025, the Special Committee entered into a financial advisory letter agreement with Stifel in connection with formally engaging Stifel as its financial advisor in connection with the proposed Mt. Hamilton Acquisition.

From September 14-17, 2025, Mr. Munoz, Chief Operating Officer of the Corporation, and the Corporation's technical team attended a site visit to the Mt. Hamilton Project and visited the site office and met with the Property technical team as part of Mako's due diligence process.

On September 15, 2025, the Special Committee received a presentation from its financial advisor, Stifel, on the proposed Mt. Hamilton Acquisition, which included a discussion of the transaction rationale and considerations, both strategic and financial, including a financial model overview and sensitivity analysis, taking into account the proposed gold stream and 2% net smelter royalty to be granted to Sailfish in connection with the proposed transaction.

On September 18, 2025, the Special Committee met and received an update from Mr. Munoz on his technical team's site visit to the Property, confirming the team's satisfaction with the technical status of the Property based on its site visit and due diligence review to-date.

On September 25, 2025, the Special Committee met to discuss making its recommendations to the Board for approval to proceed with the proposed Mt. Hamilton Acquisition and to enter into the binding term sheet setting out the indicative terms for the transaction with Sailfish and Wexford. The Special Committee recommended that the Board approve the proposed Mt. Hamilton Acquisition and the entering of the binding term sheet by the Corporation. The Special Committee met again on September 26, 2025 for a further update regarding the proposed Mt. Hamilton Acquisition structure.

On September 25, 2025, following the Special Committee meeting, the Board met to receive the report of the Special Committee outlining the recommendations and reasoning for recommending approval of the proposed Mt. Hamilton Acquisition, following which, the disinterested members of the Board, with Messrs. Leisman, Jacobi and Lalani abstaining, voted to approve the proposed Mt. Hamilton Acquisition.

On September 29, 2025, the Corporation, Wexford, and Sailfish entered into the final binding term sheet summarizing the terms upon which Sailfish agreed to purchase, as agent and bare trustee for the Corporation or a subsidiary thereof, 100% of the membership interest in Mt. Hamilton LLC.

From October through November 2025, the Special Committee formally met three times to discuss the status of the transaction, completion of final due diligence matters, review of the final title opinion issued to the Corporation dated October 22, 2025 on Mt. Hamilton and to engage in the review and negotiation of the draft Purchase Agreement, Gold Purchase Agreement and Royalty Agreement to be entered into with Sailfish in connection with the proposed Mt. Hamilton Acquisition.

On November 25, 2025, the Special Committee received from Stifel the Fairness Opinion and met to discuss the terms and condition of the final Purchase Agreement, Gold Purchase Agreement and Royalty Agreement, and to discuss its recommendations to the Board to approve the entering into by the Corporation of the final Purchase Agreement, Gold Purchase Agreement and Royalty Agreement with Sailfish.

On November 26, 2025, the Board met to receive the report of the Special Committee in connection with its recommendation that the Board approve the entering into by the Corporation of each of the Purchase Agreement, the Gold Purchase Agreement and the Royalty Agreement, following which, the  members of the Board, with Messrs. Leisman, Jacobi and Lalani abstaining, voted to approve the entering into by the Corporation of all such definitive agreements.

On November 26, 2025, concurrent with the completion of the purchase of the Membership Interests by Sailfish from Mt. Hamilton Holding LLC (the "Sailfish-Mt. Hamilton Vendor Closing"), the Corporation, Mako US and Sailfish entered into the Purchase Agreement in connection with the transfer of the Membership Interests to Mako US by Sailfish, acting as nominee, agent and bare trustee for Mako US, the Gold Purchase Agreement in connection with the gold stream granted by Mako to Sailfish and to be secured in favour of Sailfish, in the normal course, at the time of Closing (the "Gold Stream"), and the Royalty Agreement, in connection with the 2% net smelter return royalty granted by Mako US to Sailfish on the Property (the "Royalty").

The consideration paid by Sailfish to the Mt. Hamilton Vendor for the purchase of the Membership Interests at the Sailfish Mt. Hamilton Vendor Closing, acting as Mako US's agent/nominee and bare trustee under the terms of the Purchase Agreement, was $40,000,000 in cash (the "Property Purchase Price").

Prior to the Sailfish-Mt. Hamilton Vendor Closing, the equivalent of the Property Purchase Price was advanced by certain funds managed by Wexford (collectively, the "Wexford Lenders") to Sailfish pursuant to a secured non-revolving bridge finance facility (the "Wexford-Sailfish Loan"), which funds were immediately provided to Mako by Sailfish pursuant to the terms of the Purchase Agreement, Gold Purchase Agreement and Royalty Agreement, respectively, for the purchase of the Gold Stream and Royalty. Mako then concurrently made a capital contribution of such funds to its wholly-owned subsidiary, Mako US, and Mako US concurrently directed Sailfish to use such funds to satisfy the Property Purchase Price and acquire the Membership Interests, acting as its nominee, agent and bare trustee, from the Mt. Hamilton Vendor. The Wexford-Sailfish Loan is secured by, among other things, a collateral assignment by Sailfish  in favour of Wexford, as agent on behalf of the Wexford Lenders, of all of Sailfish's right, title and interest in the Gold Stream and Royalty. In the event Sailfish defaults under the Wexford-Sailfish Loan, Wexford may require Sailfish to transfer all of its rights under the Gold Purchase Agreement and Royalty Agreement to Wexford or any affiliates of Wexford, including the Wexford Lenders.

Under the terms of the Purchase Agreement, Sailfish immediately transferred the beneficial title to the Membership Interests and operational control over the Property to Mako US, and agreed to retain legal registered ownership of the Membership Interests for and on behalf of Mako US as its nominee, agent and bare trustee, pending receipt by the Corporation of all applicable Shareholder and TSXV approvals, following which Sailfish shall transfer the registered legal registered ownership of the Membership Interests to Mako US in accordance with the terms of the Purchase Agreement and the parties will close the purchase and sale transaction.

In the event that the Mt. Hamilton Acquisition cannot be completed due to the inability of either the Corporation or Sailfish to obtain all required shareholder and regulatory approvals, respectively, Wexford has agreed to immediately elect to purchase or cause its designee to purchase all of the Membership Interests as further described below (the "Fallback Sale"). The purchase price for the Fallback Sale will be equal to the then outstanding principal and interest amount owing by Sailfish to Wexford and the Wexford Lenders under the Wexford-Sailfish Loan, and will be applied by way of set-off to, as between Mako and Sailfish, repay the purchase price for the Gold Stream and Royalty and, as between Sailfish and Wexford and the Wexford Lenders, extinguish all amounts owing under the Wexford-Sailfish Loan. Following completion of the Fallback Sale, the Corporation will not incur future costs relating to Mt. Hamilton LLC or the Property. In the event the Fallback Sale is necessary, the Purchase Agreement will be terminated, and each of the Gold Purchase Agreement, including all security agreements entered in connection therewith, and the Royalty Agreement will be terminated ab initio and the Gold Stream and Royalty will never come into force or effect.

The Corporation received conditional approval from the TSXV for the Mt Hamilton Acquisition, including the grant of the Gold Stream and the Royalty, on December 22, 2025.

Recommendation of the Special Committee

The Special Committee, having undertaken a thorough review of, and having carefully considered the terms of the Mt. Hamilton Acquisition, including the grant of the Gold Stream and the Royalty and the deal protection of the Fallback Sale, under the terms of the Purchase Agreement, the Gold Purchase Agreement and the Royalty Agreement, and after consulting with Stifel and legal counsel and receiving the Fairness Opinion, unanimously recommended that the independent members of the Board approve the Mt. Hamilton Acquisition, including the grant of the Gold Stream and the Royalty.

Recommendation of the Board

The disinterested members of the Board, with Akiba Leisman, Paul Jacobi and Asheef Lalani abstaining from voting, having undertaken a thorough review of, and having carefully considered the terms of the Mt. Hamilton Acquisition, including the grant of the Stream and the Royalty and the terms related to a potential Fallback Sale, under the terms of the Purchase Agreement, the Gold Purchase Agreement and the Royalty Agreement, and after having received the unanimous recommendation of the Special Committee, determined that the Mt. Hamilton Acquisition is in the best interests of the Corporation and the consideration for the Mt. Hamilton Acquisition is fair to the Corporation and its disinterested shareholders. Accordingly, the disinterested members of the Board recommend that disinterested shareholders vote FOR the Mt. Hamilton Acquisition Resolution.

Reasons for the Recommendation

The following includes forward-looking information and readers are cautioned that actual results may vary. See "Approval of the Mt. Hamilton Acquisition - Risk Factors".

The Special Committee's recommendations are based on the totality of the information presented and considered by it. The following summary of the information and factors considered by the Special Committee is not intended to be exhaustive but rather a summary of the material information and factors considered by the Special Committee in its consideration of the Mt. Hamilton Acquisition. In view of the variety of factors and the amount of information considered in connection with the Special Committee's review and evaluation of the Mt. Hamilton Acquisition, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its recommendations. The recommendations of the Special Committee were made after consideration of the factors noted below, other factors, and in light of the Special Committee's knowledge of the business, financial condition and prospects of the Corporation, and taking into account the advice of the Special Committee's legal and financial advisors. Individual members of the Special Committee may have assigned different weights to different factors. The Special Committee, and the independent members of the Board, considered and approved the grant of the Gold Stream and Royalty as part and parcel of the Mt. Hamilton Acquisition, which were approved as a single transaction in the best interests of the Corporation and its disinterested shareholders.

In making its recommendations, the Special Committee considered various factors, including those set out below:

  Transaction is Aligned with Mako's Strategy for Growth and Near-Term Production. The Mt. Hamilton Acquisition is expected to generate significant value for shareholders and stakeholders. Following completion of the Mt. Hamilton Acquisition, Mako will hold a diversified and tactically sequenced portfolio of production and development assets.

  Creates a Potential Re-Rate Opportunity. The P/NAV multiple is expected to increase as a result of the Corporation's stronger portfolio diversification and growth profile.

  Acquiring a High Quality Gold Project in a Top Ranked Mining Jurisdiction. The Property is located in Nevada, ranked as the #1 mining jurisdiction in the world for investment attractiveness in 2024 by the Fraser Institute.

  Supported by a Current Mineral Resource Estimate.1 The Property has a current Measured and Indicated mineral resource of 29.1 million tons (Mt) grading 0.02 ounces/ton (oz/t) gold and 0.17 oz/t silver for a total of 578,000 oz of gold and 4.8 million oz of silver, and an Inferred mineral resource of 1.46 Mt grading 0.015 oz/t gold and 0.178 oz/t silver for 21,000 oz gold and 260,000 oz silver.

  Past Producing Gold Mine.1 The Mt. Hamilton mine operated from 1995 to 1997, producing nearly 100,000 ounces of gold and 207,500 ounces of silver.

  Increased Growth Profile in North America. The Mt. Hamilton Acquisition provides the Corporation with a high quality gold asset that has all major permits in place for construction start-up.

  Historical Positive Economic Studies. The Property is a conventional open pit heap-leach asset. The Special Committee considered, as part of its due diligence process, historical unpublished economic studies carried out by prior owners, and financial models provided by financial advisors.

  Potential Near-term Cash Flow Opportunity.  The Corporation's indicative timeline to production start and cash flow generation is currently anticipated to be 2027-2028.

  Potential for Production Growth and Mine Life Extension. Potential to expand mineral resources. There are excellent exploration targets on the Property with limited drilling.

  Critical Mineral Optionality. There is the presence of tungsten mineralization below the gold deposit. Historical unpublished economic studies reference an historical estimate prepared for Phillips Petroleum Co. in the 1970s of 6.2 Mt at a grade of 0.37% WO3 including 4.2 Mt grading 0.42% WO3, 0.37% Mo and 0.60% Cu.2  Tungsten's role as a U.S.-designated critical mineral potentially positions Mt. Hamilton as a strategic asset in supporting domestic supply chain security.

  Potential Synergy Benefits from Nearby Mining Operation. Potential synergy benefits from the Corporation's Moss heap leach gold mine in Arizona, located approximately 470 km from the Property.

  High Quality Management Team. Mako's management team have a proven track record of success in project development and mining operations in North America. The Property is well suited to the technical capabilities of Mako's operating team. The senior leadership team has significant project financing, mergers and acquisitions and capital markets experience.

  Low Risk on Gold Delivery During Stream Period. The Corporation considers the risk as low that it would not be able to deliver the required 341.7 troy ounces of gold per month for the 60 month gold stream period under the terms of the Gold Purchase Agreement. Until the Property commences gold production, monthly mineral deliveries are expected to be met by gold production from Mako's San Albino mine and/or Moss mine.

  No Dilution to Securityholders. As there are no common shares or other securities of the Corporation being issued as consideration for the Mt. Hamilton Acquisition, there will be no dilution to the Corporation's securityholders as a result of the completion of the transaction.

• Fairness Opinion. The Special Committee received a presentation from its financial advisors, Stifel, on the proposed Mt Hamiton Acquisition and received a written fairness opinion from Stifel confirming that, based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the consideration to be paid by the Corporation to Sailfish for the Mt. Hamilton Acquisition is fair, from a financial point of view, to the shareholders of the Corporation.

• Negotiated Transaction. The binding term sheet and the Purchase Agreement, the Gold Purchase Agreement and Royalty Agreement were the result of a comprehensive negotiation process with respect to the key elements of the transaction, and include terms and conditions considered reasonable in the judgment of the Special Committee, after taking into account the advice of its financial and legal advisors. The Special Committee took an active and independent role in overseeing the negotiation of the material terms of the binding term sheet and the definitive agreements.

• Minority Shareholder Approval. Although the Mt. Hamilton Acquisition, including the grant of the Gold Stream and the Royalty, is exempt from the minority approval requirements under MI 61-101, the Corporation is seeking to obtain minority shareholder approval for the Mt. Hamilton Acquisition, including the grant of the Gold Stream and the Royalty, under the policies of the TSXV to support the value of the transaction.

• Comprehensive Due Diligence. The Special Committee, with the assistance of legal counsel, financial advisors, tax advisors and the Corporation's management and technical teams, undertook a comprehensive financial, legal, tax and technical due diligence process in respect of the purchase of the Membership Interests and the Property.

• Regulatory Approval. The Mt. Hamilton Acquisition, including the grant of the Gold Stream and the Royalty, is subject to the approval by the TSXV. The TSXV will consider, among other factors, the current independent technical report on the Property as well as the majority of the minority vote of the shareholders of the Corporation in connection with approving the completion of the Mt. Hamilton Acquisition, including the grant of the Gold Stream and the Royalty.

• Other Factors. The Special Committee also considered alternatives to the proposed Mt. Hamilton Acquisition, including status quo, and considered the terms of the proposed transaction with reference to the current economic, industry and market trends affecting the Corporation, information concerning the business, operations, property, assets, financial condition, operating results and prospects of the Corporation and historical trading prices of the Corporation's common shares.

• Deal Protection. The Special Committee considered the safeguard built into the transaction terms with Sailfish to protect both the Corporation and its minority securityholders in the event the necessary shareholder approval and/or TSXV approval is not obtained, whereby Wexford or a designee of Wexford, will immediately elect to acquire Mt. Hamilton LLC and the Property from Sailfish, acting as Mako's agent, bare trustee and nominee, for an equivalent purchase price. Mako will not incur future costs relating to Mt. Hamilton LLC or the Property following completion of such Fallback Sale.

Notes:

1. Refer to the Corporation's press release dated September 30, 2025 for the full mineral resource estimate, and the current technical report titled "NI 43-101 Technical Report on the Mt. Hamilton Property, White Pine County, Nevada, USA"  dated November 17, 2025, prepared by Advantage Geoservices Ltd., APEX Geoscience Ltd. out of Edmonton, Alberta and DRA Americas Inc. The current mineral resource estimate has an effective date of September 23, 2025 and the qualified person for such estimate is Mr. James Gray, P. Geo, of Advantage Geoservices Ltd.  The NI 43-101 Technical Report also provides information on certain agreements, royalties and encumbrances in connection with the Property.

2. The Corporation understands that this "ore reserve" was prepared for Phillips Petroleum Co. in June 1978. This is an historical estimate and is not being treated by the Corporation as a current mineral resource or mineral reserve under NI 43-101; however, it does provide an indication of tungsten-copper molybdenum mineralization on the Property. No qualified persons have reviewed this historical information or done sufficient work on behalf of Mako to classify the historical estimate as a current mineral resource or mineral reserve under NI 43-101. The Corporation does not have information on the key assumptions, parameters, and methods used to prepare the historical estimate. The Corporation is not aware of any more recent estimates or data available in respect of the historical estimate, and the Corporation is not aware of any more recent estimates or data available in respect thereof.

While the Special Committee considered potentially positive and potentially negative factors, the Special Committee concluded that, overall, the potentially positive factors outweighed the potentially negative factors. Accordingly, the Special Committee unanimously determined that the Purchase Agreement is in the best interests of Mako and the consideration for the Mt. Hamilton Acquisition is fair to the Corporation and its disinterested shareholders.

The Purchase Agreement

On November 26, 2025, the Corporation, Mako US and Sailfish entered into the Purchase Agreement. The Purchase Agreement provides for agreement of the parties to complete the Mt. Hamilton Acquisition.

Acquisition

The transfer of Beneficial Ownership and Property Control to Mako US was effected concurrent with closing of the acquisition of all of the outstanding Membership Interests by Sailfish from Mt. Hamilton Holdings LLC (the "Sailfish-Mt. Hamilton Holding Acquisition"), and the entering into of the Purchase Agreement, Gold Purchase Agreement and Royalty Agreement between Sailfish and Mako et al, on November 26, 2025 (the "First Closing Date"). During the interim period of time between the First Closing Date and the completion of the transfer of the registered legal ownership of the Property by Sailfish to Mako US (the "Closing") following receipt of all applicable shareholder and TSXV approvals by the parties, Sailfish has agreed to hold the legal registered ownership of the Property as nominee, agent and bare trustee for and on behalf of Mako US.

Pursuant to the Purchase Agreement, on or before the First Closing Date: (i) Sailfish, Wexford and the Wexford Lenders entered in to the Wexford-Sailfish Loan and Sailfish drew down $40,000,000 thereunder; (ii) Sailfish and Mako entered into the Gold Purchase Agreement; (iii) Sailfish purchased from Mako the Gold Stream under the terms of the Gold Purchase Agreement for $33,000,000 (the "Stream Purchase Amount"); (iv) Sailfish, Mako US and Mako entered into the Royalty Agreement; (v) Sailfish purchased from Mako the NSR Royalty under the terms of the Royalty Agreement for $7,000,000 (the "Royalty Purchase Amount"), and together with the Stream Purchase Amount, the "Stream and Royalty Purchase Amount"); (vi) Mako US directed Sailfish to use the Stream and Royalty Purchase Amount, acting as Mako US's nominee, agent and bare trustee, to satisfy the $40,000,000 acquisition purchase price payable to Mt. Hamilton Holdings LLC and complete the Sailfish-Mt. Hamilton Holding Acquisition pursuant to the terms and conditions of the Purchase Agreement; and (vii) Sailfish assigned and transferred to Mako US the Beneficial Ownership and Property Control.

Purchase Price

The Purchase Price for the Mt. Hamilton Acquisition is comprised of the Stream and Royalty Purchase Amount, being an aggregate of $40,000,000.

Representations and Warranties

The Purchase Agreement contains certain representations and warranties in favour of each of Mako and Mako US on the one hand, and Sailfish on the other hand; however, given that Sailfish is acting in the capacity of nominee, agent and bare trustee for Mako US in connection with the Mt. Hamilton Acquisition, and the fulsome due diligence performed directly by the Corporation in connection with the Mt. Hamilton Acquisition, the Mt. Hamilton Acquisition is being completed on an "as is where is" basis.

Closing Covenants

The Purchase Agreement contains certain customary covenants in favour of Mako and Mako US on the one hand, and Sailfish on the other hand, as applicable, with respect to matters relating to the Property and Mt. Hamilton LLC, including: (i) access to the premises, properties, and records, (ii) prohibited actions prior to the closing with respect to corporate, securities, financial and commercial matters, (iii) notice of certain events prior to closing, (iv) certain restrictions on public announcements and confidentiality with respect to the Acquisition, (v) exclusivity, (vi) tax matters, (vii) specific performance, and (viii) reclamation bonds.

Conditions Precedent to Closing

Conditions in Favour of Mako and/or Mako US

The obligation of Mako and/or Mako US to complete the Mt. Hamilton Acquisition is subject to the satisfaction of or compliance with, at, or before the closing, each of the following conditions precedent (each of which may be waived by Mako and/or Mako US, as applicable):

• all representations and warranties of Sailfish contained in the Purchase Agreement shall be deemed to have been made again at and as of the Closing, and shall then be true and correct in all material respects or, in the case of any representations and warranties qualified by materiality or material adverse effect, in all respects (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct, or true and correct in all material respects, as applicable, on and as of such earlier date);

• the Special Committee shall have received an opinion from Stifel that the acquisition of the Membership Interests is fair from a financial point of view to the shareholders of Mako; and

• Sailfish shall have performed and complied in all material respects with all covenants and agreements required by the Purchase Agreement to be performed or complied with by it on or prior to the Closing, and all deliveries contemplated by Section 5.5 thereof shall have been tabled, including, but not limited to, officer's certificates in respect of these conditions (except for the fairness opinion) and authorizing resolutions, resignations and releases of officers and managers of Mt. Hamilton LLC, certificates of status (or equivalent) of Sailfish and Mt. Hamilton LLC, and certain consents, notices and approvals relating to the transfer of the Membership Interests.

Conditions in Favour of Sailfish

The obligation of Sailfish to complete the Mt. Hamilton Acquisition is subject to the satisfaction of or compliance with, at or before the closing, each of the following conditions precedent (each of which may be waived by Sailfish):

• all representations and warranties of each of Mako US and Mako contained in the Purchase Agreement shall be deemed to have been made again at and as of the Closing, and shall then be true and correct in all material respects or, in the case of any representations and warranties qualified by materiality or material adverse effect, in all respects (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct, or true and correct in all material respects, as applicable, on and as of such earlier date);

• Sailfish shall have received an opinion, oral or written, from Infor Financial Inc. that the transactions contemplated by the Purchase Agreement and the binding term sheet are fair from a financial point of view to Sailfish and the shareholders of Sailfish; and

• Each of Mako US and Mako shall have performed and complied in all material respects with all covenants and agreements required by the Purchase Agreement to be performed or complied with by them on or prior to the Closing, and all deliveries contemplated by Section 5.6 thereof shall have been tabled, including, but not limited to, officer's certificates in respect of these conditions (except for the fairness opinion) and authorizing resolutions, certificates of status (or equivalent) of Mako and Mako US, and certain assignment and assumption agreements.

Mutual Conditions

The obligations of Mako/Mako US and Sailfish to complete the Mt. Hamilton Acquisition are subject to, among others, the satisfaction of or compliance with, at or before Closing, each of the following conditions precedent (each of which may be waived only with the consent in writing of all parties to the Purchase Agreement):

• the TSXV approvals of both Mako and Sailfish and any required shareholder approvals shall have been obtained and such approvals shall remain in full force and effect;

• completion of the Mt. Hamilton Acquisition and completion of all actions and obligations of the parties to the Purchase Agreement required as of the First Closing Date under the terms thereof; and

• no preliminary or permanent injunction or other order or law applicable to Sailfish, or Mako US or Mako shall have been enacted, issued, promulgated, enforced or entered by any governmental body, which enjoins, prohibits, or otherwise makes illegal the transactions contemplated by the Purchase Agreement.

Termination of the Purchase Agreement

The Purchase Agreement may be terminated at any time prior to Closing as follows:

• by mutual written consent of Mako, Mako US and Sailfish;

• by Mako US and Mako, by written notice to Sailfish, if any of the Mutual Conditions or Conditions in Favour of Mako and/or Mako US (both as described above) have not been satisfied or waived by February 13, 2026, except that the right to terminate the Purchase Agreement under this provision shall not be available if the failure of such condition to be satisfied was caused by or resulted from Mako US's or Mako's failure to perform, comply with or fulfill any of its obligations or covenants in the Purchase Agreement to be performed, complied with or fulfilled prior to the Mt. Hamilton Acquisition, or breach of any of its representations and warranties in the Purchase Agreement;

• by Sailfish, by written notice to Mako US and Mako, if any of the Mutual Conditions or Conditions in Favour of Sailfish (both as described above)  have not been satisfied or waived by February 13, 2026, except that the right to terminate the Purchase Agreement under this provision shall not be available if the failure of such condition to be satisfied was caused by or resulted from Sailfish's failure to perform, comply with or fulfill any of its obligations or covenants in the Purchase Agreement to be performed, complied with or fulfilled prior to the Mt. Hamilton Acquisition, or breach of any of its representations and warranties in the Purchase Agreement;

• by Mako US and Mako or Sailfish in the event that (i) there shall be any law that makes the consummation of the transactions contemplated by the Purchase Agreement illegal or otherwise prohibited or (ii) any governmental body shall have issued an order restraining or enjoining the transactions contemplated by the Purchase Agreement, and such order shall have become final and non-appealable; or

• by Mako or Sailfish in the event that either Sailfish or Mako, following the use of commercial best efforts to do so, fails to obtain the required shareholder and/or regulatory approvals to close the transfer of the Membership Interests from Sailfish to Mako, which event shall trigger the Fallback Sale.

Fallback Sale

In the event that the Purchase Agreement is terminated because either Sailfish or Mako, following the use of commercial best efforts to do so, fails to obtain the required shareholder and/or regulatory approvals to close the transfer of the Membership Interests from Sailfish to Mako:

• Mako US and Mako irrevocably directs Sailfish, as its nominee, agent and bare trustee, to transfer the entirety of the Membership Interests to Wexford, or a designee of Wexford, upon satisfaction of the purchase price therefor payable by Wexford or its designee to Mako US (the "Fallback Purchase Price") equal to the $40,000,000 principal, plus any interest and other amounts outstanding under the Wexford-Sailfish Loan;

• Mako US and Mako shall jointly direct Wexford, or its designee, as applicable, to pay that portion of the aggregate Fallback Purchase Price to Sailfish in full satisfaction of their respective repayment obligations to Sailfish, being (A) the repayment by Mako to Sailfish of the Stream Purchase Amount (the "Stream Repayment"), and (B) the repayment by Mako US to Sailfish of the Royalty Purchase Amount (the "Royalty Repayment"), and Sailfish shall irrevocably accept such respective payments in full and final satisfaction of (A) all Mako's obligations under the Gold Purchase Agreement, and (B) all Mako US's obligations (as well as Mako's obligations as guarantor) under the Royalty Agreement, and each such agreement shall automatically terminate and be rescinded, ab initio, and have no further force or effect under the terms thereof;

• that portion of the Fallback Purchase Price paid to Sailfish that exceeds the amount of the Stream Repayment and the Royalty Repayment shall represent the fee payable to Sailfish for acting as nominee, agent and bare trustee for and on behalf of Mako US under the terms of the Purchase Agreement (the "Agency Fee"), and Sailfish shall irrevocably accept such payment in full and final satisfaction of all obligations of Mako and  Mako US, as applicable, to Sailfish in respect of its role as nominee, agent and bare trustee for and on behalf of Mako US under the terms of the Purchase Agreement;

• immediately after the conclusion of the above step, Sailfish shall cease to act as nominee, agent and bare trustee for and on behalf of Mako US;

• Sailfish shall use the aggregate amount of the Stream Repayment, the Royalty Repayment and the Agency Fee to set-off all amounts owing by Sailfish to Wexford and the lenders under the Wexford-Sailfish Loan in full and final satisfaction of all Sailfish's obligations under the terms of the Wexford-Sailfish Loan; and

• each of the parties will execute any and all necessary instruments, certificates, directions, agreements and other documents as may be reasonably required to effect the foregoing expeditiously and with a view to completing the Fallback Sale as soon as reasonably practicable upon notice that the requisite shareholder and/or regulatory approvals have not been obtained.

The Gold Purchase Agreement

The Gold Purchase Agreement was entered into between the Corporation and Sailfish on November 26, 2025. Pursuant to the Gold Purchase Agreement, the Corporation has agreed to deliver to Sailfish an amount of refined gold equal to the Payable Gold (as hereinafter defined).  The Corporation shall sell to Sailfish an amount of refined gold equal to 341.7 troy ounces per month, subject to adjustment to ensure that the amount of refined gold per month will not be (the "Adjustment Formula"): (i) less than the equivalent of $738,000 (after deduction of the acquisition price paid by Sailfish to the Corporation in accordance with the Stream Gold Price (as hereinafter defined), which is equivalent to $2,700/oz refined gold; and (ii) more than the equivalent of $1,011,333.33 (after deduction of the acquisition price paid by Sailfish to the Corporation in accordance with the Stream Gold Price), which is equivalent to $3,700/oz Refined Gold (the "Payable Gold") free and clear of any and all encumbrances. For each ounce of refined gold, Sailfish shall pay to the Corporation 20% of the London p.m. fixed price for refined gold in United States dollars, as determined by the London Bullion Market Association (or any successor association or body) on the date of delivery of such refined gold (the "Stream Gold Price"). The amount of Payable Gold for each delivery per month shall be adjusted upward or downward based on the application of the Adjustment Formula.

The term of the Gold Purchase Agreement will commence upon Closing and end 60 months after Closing (the "Stream Period"). If Closing does not occur, the Gold Purchase Agreement shall terminate ab initio.

For greater certainty, production supporting delivery of gold during the Stream Period is expected to be from the Property, but Mako has the right to source monthly mineral deliveries from any of Mako's other mining properties or elsewhere, including by way of purchase gold credits or by way of the delivery of gold equivalent ounces.

It has been agreed that the Gold Stream will be secured in favour of Sailfish by: (i) first-ranking charges on all present and after-acquired property of Mako, and guaranteed by Mt. Hamilton LLC, as the operator, (ii) first-ranking charges on all present and after-acquired property of Mt. Hamilton LLC; and (iii) a deed of trust granting a security interest in the Property.

The Royalty Agreement

The Royalty Agreement was entered into among the Corporation, Mako US, and Sailfish on November 26, 2025. Upon termination of the Gold Purchase Agreement, contemplated to occur as of the expiry of the Stream Period, Mako US will have the obligation to pay Sailfish the Royalty, being a 2.00% net smelter return royalty on all mineral production with respect to the Property. The Royalty will also extend to the mineral rights within three kilometres of the external boundaries of the Property, if the boundaries of the Property are expanded to cover such area. The Corporation entered into the Royalty Agreement to guarantee the obligations of Mako US under the Royalty Agreement. The Royalty runs with and binds to title of the Property.

The Royalty Agreement will automatically terminate, ab initio, if Closing is not completed and the Purchase and Sale Agreement is terminated.

Fairness Opinion

In connection with the evaluation of the Mt. Hamilton Acquisition, the Special Committee received and considered the Fairness Opinion.

Stifel was formally retained by the Special Committee pursuant to a financial advisory agreement dated September 10, 2025 (the "Engagement Agreement"). Pursuant to the Engagement Agreement, Stifel agreed to provide financial advisory services to the Special Committee in connection with the Mt. Hamilton Acquisition in consideration for a financial advisory fee and, at the request of the Special Committee, to provide an opinion as to the fairness of the consideration to be offered by the Corporation to Sailfish for the Mt. Hamilton Acquisition, including the Gold Stream and the Royalty, pursuant to the Purchase Agreement, the Gold Purchase Agreement and the Royalty Agreement, to the shareholders of Mako.

The terms of the Engagement Agreement provide for the payment to Stifel of a fixed fee for rendering the Fairness Opinion, which fee is not contingent on the completion of the Mt. Hamilton Acquisition or any other transaction of the Corporation or on the conclusions reached in the Fairness Opinion. In addition, Stifel is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Corporation in certain circumstances.

None of Stifel, its affiliates or associates, is an insider, associate or affiliate (as such terms are defined in the Securities Act (British Columbia)) of Mako, Sailfish or the Mt. Hamilton project or any of their respective associates or affiliates (collectively, the "Interested Parties"). As of the date of the Fairness Opinion, there are no understandings, agreements or commitments between Stifel and any Interested Parties with respect to any future business dealings, however, Stifel may in the future in the ordinary course of business seek to perform financial advisory services for any one or more of them from time to time. Stifel was retained by the Special Committee to, among other things, provide the Fairness Opinion to the Special Committee in respect of the Purchase Agreement. Within the past 24 months, Stifel has acted as advisor to the Special Committee of Mako with respect to the Mt. Hamilton Acquisition, including the grant of the Gold Stream and the Royalty, and acted as sole bookrunner and co-lead underwriter with respect to Mako's C$40.25 million brokered offering of common shares which closed on October 28, 2025.

In connection with a meeting of the Special Committee held to evaluate entering into of the Purchase Agreement, the Gold Purchase Agreement and the Royalty Agreement in connection with the Mt. Hamilton Acquisition, Stifel rendered its opinion that, subject to the scope of review, assumptions, limitations and qualifications set forth in the Fairness Opinion, as of November 25, 2025, the consideration offered by the Corporation for the Mt. Hamilton Acquisition is fair, from a financial point of view, to the shareholders of the Corporation.

The full text of the Fairness Opinion dated November 25, 2025, which sets forth assumptions made, procedures followed, information reviewed, matters considered, and limitations on the scope of review undertaken by Stifel is attached as Schedule "C" to this Circular. This summary is qualified in its entirety by reference to the full text of the Fairness Opinion. The Fairness Opinion is not a recommendation as to how any Shareholder should vote or act on any matter relating to the Mt. Hamilton Acquisition or any other matter.

In evaluating the Mt. Hamilton Acquisition, including the grant of the Gold Stream and the Royalty, the Special Committee considered, among other things, the advice and financial analyses provided by Stifel referred to above as well as the Fairness Opinion. As described under the heading "Reasons for the Recommendation" above, the Fairness Opinion was only one of many factors considered by the Special Committee in evaluating the Mt. Hamilton Acquisition and should not be viewed as determinative of the views of the Special Committee or the Board with respect to the Mt. Hamilton Acquisition.

The Fairness Opinion represents the opinion of Stifel and the form and content of such opinion has been approved for release by a committee of its principals, each of whom is experienced in mergers and acquisitions, divestitures, restructurings, minority investments, capital markets, fairness opinions and valuation matters.

Shareholder Approval of the Mt. Hamilton Acquisition

The Mt. Hamilton Acquisition Resolution, the full text of which is in Schedule "B" to this Circular, must be approved (in accordance with the rules and policies of the TSXV) by a majority of votes cast by holders of Common Shares present in person, or represented by proxy, at the Meeting, excluding votes attached to Common Shares beneficially owned (or over which control or direction is exercised) by: Wexford Catalyst Trading Limited, Wexford Spectrum Trading Limited, Wexford Focused Trading Limited and Debello Trading Limited, Akiba Leisman, Chief Executive Officer and a director of the Corporation and Executive Chairman of Sailfish, Paul Jacobi, a director of the Corporation and a partner at Wexford, Asheef Lalani, a director of the Corporation and a director of Sailfish and Paolo Lostritto, Chief Executive Officer and a director of Sailfish and a shareholder of the Corporation. Accordingly, an aggregate of 42,036,629 Common Shares held by the following persons will be excluded from voting on the Mt. Hamilton Acquisition Resolution:

Name of Shareholder	Number and Class of Shares	Relationship
Wexford Catalyst Trading Limited	15,967,237 Common Shares	Major Shareholder of the Corporation
Wexford Spectrum Trading Limited	23,134,574 Common Shares	Major Shareholder of the Corporation
Wexford Focused Trading Limited	716,734 Common Shares	Major Shareholder of the Corporation
Debello Trading Limited	290,527 Common Shares	Major Shareholder of the Corporation
Akiba Leisman	1,417,772 Common Shares	Chief Executive Officer and Director of the Corporation and Executive Chairman of Sailfish
Asheef Lalani	459,096 Common Shares	Director of the Corporation and Director of Sailfish
Paolo Lostritto	50,689 Common Shares	Chief Executive Officer and Director of Sailfish and Shareholder of Corporation

The disinterested members of the Board recommend that disinterested shareholders vote FOR the Mt. Hamilton Acquisition Resolution.

Unless the shareholder has specified in the accompanying form of proxy that their Common Shares are to be voted against the approval of the Mt. Hamilton Acquisition Resolution, the persons named in the accompanying form of proxy will vote the Common Shares represented by such proxy FOR the approval of the Mt. Hamilton Acquisition Resolution. To be effective, the Mt. Hamilton Acquisition Resolution must be approved by a majority of the votes cast by the disinterested holders of Common Shares (as described above) present in person, or represented by proxy, at the Meeting.

Canadian Securities Laws Matters

Wexford is a controlling shareholder of both the Corporation and Sailfish. As a result, pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"), the Mt. Hamilton Acquisition (which includes the grant of the Gold Stream and the Royalty and the potential Fallback Sale terms) constitutes a "related party transaction" of the Corporation. The Corporation is relying on exemptions from the formal valuation and minority approval requirements of MI 61-101, specifically: (i) the valuation requirement of MI 61-101 by virtue of the exemption contained in Section 5.5(a), as the fair market value of the consideration for the Mt. Hamilton Acquisition does not exceed 25% of the Corporation's market capitalization, and (ii) the minority shareholder approval requirement of MI 61-101 by virtue of the exemption contained in Section 5.7(1)(a) of MI 61- 101, as the fair market value of the consideration for the Mt. Hamilton Acquisition, does not exceed 25% of the Corporation's market capitalization (as determined under MI 61-101).

Sailfish is a Non-Arm's Length Party (as such term is defined in the policies of the TSXV) in respect of the Corporation, and accordingly, the TSXV requires evidence of value supporting the consideration paid and delivered by the Corporation to Sailfish in connection with the Mt. Hamilton Acquisition. As a result of Sailfish being a Non-Arm's Length Party, the Mt. Hamilton Acquisition, including the grant of the Gold Stream and the Royalty, also constitutes a "Reviewable Transaction" under the policies of the TSXV. The Mt. Hamilton Acquisition has been publicly disclosed in news releases of the Corporation dated September 30, 2025 and November 26, 2025.

The Corporation has not provided the TSXV with evidence of value supporting the consideration to be paid and delivered by the Corporation for the Mt. Hamilton Acquisition, including the grant of the Gold Stream and the Royalty, as contemplated under Section 5.7(d), Section 5.9(b), and Section 5.12 of TSXV Policy 5.3, and accordingly, the TSXV requires that the Corporation obtain the approval of the disinterested shareholders of the Corporation for the completion of the Mt. Hamilton Acquisition, including the grant of the Gold Stream and the Royalty.

Risk Factors

Shareholders should carefully consider the following risks related to the Mt. Hamilton Acquisition. Additional risks and uncertainties, including those currently unknown to or considered immaterial by the Corporation, may also adversely affect the Mt. Hamilton Acquisition. The following risk factors are not a definitive list of all risk factors associated with the Mt. Hamilton Acquisition.

Risks Related to the Mt. Hamilton Acquisition

Completion of the Mt. Hamilton Acquisition is Subject to the Satisfaction or Waiver of Several Conditions

The completion of the Mt. Hamilton Acquisition is subject to certain conditions precedent, some of which are outside of the control of Mako and Sailfish, such as the receipt of necessary shareholder approvals, regulatory approvals, and the satisfaction of certain customary closing conditions. There can be no certainty, nor can Mako provide any assurance, that all conditions precedent to the Mt. Hamilton Acquisition will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver.

The Purchase Agreement may be Terminated

The Purchase Agreement may be terminated in certain circumstances, including as a result of a failure to satisfy all necessary closing conditions. Accordingly, there is no certainty, nor can the Corporation provide any assurance, that the Purchase Agreement will not be terminated before the completion of the Mt. Hamilton Acquisition, thereby triggering the Fallback Sale and the termination of the Gold Purchase Agreement and the Royalty Agreement as a deal protection for the Corporation.

Failure to Complete the Mt. Hamilton Acquisition Could Negatively Impact the Corporation

Failure to complete the Mt. Hamilton Acquisition for any reason could have a negative impact on the Corporation and its affiliates' current business and could have a material adverse effect on the current and future operations, financial condition and prospects of the Corporation, including as a result of the lost opportunity to further diversify the Corporation's portfolio of projects in a top tier, stable mining jurisdiction and as a result of having incurred any potential costs and liabilities associated with the Project during the interim period between the Sailfish-Mt. Hamilton Holding Closing and the Closing which may no be recouped. Furthermore, if the Mt. Hamilton Acquisition is not completed, the market price of the Common Shares may decline to the extent that such price reflects a market assumption that the Mt. Hamilton Acquisition will be completed. As a result, the business of Mako may suffer, and the Corporation will remain liable for significant technical consultant, accounting, financial advisory and legal costs related to the Mt. Hamilton Acquisition.

The Mt. Hamilton Acquisition May Divert the Attention of the Corporation's Management

The pendency of the Mt. Hamilton Acquisition could cause the attention of the Corporation's management to be diverted from the day-to-day operations of the Corporation. These disruptions could be exacerbated by a delay in the completion of the Mt. Hamilton Acquisition and could have an adverse effect on the business, operating results or prospects of the Corporation, which could have a material and adverse effect on the business, financial condition, results of operations or prospects of the Corporation.

Interests of Certain Persons in the Mt. Hamilton Acquisition

Certain directors and senior officers of the Corporation, and the Corporation's significant shareholder, may have interests in the Mt. Hamilton Acquisition that may be different from, or in addition to, the interests of shareholders generally including, but not limited to, those interests discussed in this Circular. In considering the recommendation of the disinterested members of the Board to vote FOR the Mt. Hamilton Acquisition Resolution, disinterested shareholders should consider these interests.

Risks Relating to the Corporation Post-Mt. Hamilton Acquisition

Disinterested shareholders should carefully consider the following risks related to the anticipated business of Mako post-Mt. Hamilton Acquisition. Additional risks and uncertainties, including those currently unknown to or considered immaterial by the Corporation, may also adversely affect Mako's business. The following risk factors are not a definitive list of all risk factors associated with Mako's business.

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing; obtaining permits for drilling and other exploration activities; availability of drilling and related equipment; unusual and unexpected geologic formations; seismic activity; rock bursts; cave-ins or slides; flooding; pit wall failure; periodic interruption due to inclement or hazardous weather conditions; and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or death, damage to property, environmental damage and possible legal liability. Milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short-term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. If any of the above-mentioned risks were to materialize, each could have a material adverse impact on the Corporation's business, results of operations, financial results and prospects.

Acquisition Transaction Risks

The Corporation may not be able to successfully integrate the Property into its business and and/or may not be successful in developing the Property on the timeline currently anticipated or at all. Acquisition transactions involve inherent risks, including but not limited to:

  Inaccurate assessments of the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates.

  Inability to exploit identified and anticipated operating and financial synergies.

  Unanticipated costs.

  Diversion of management attention from the Corporation's existing business.

  Potential loss of Mako's key employees or key employees of any business acquired.

  Unanticipated need for additional employees for the successful and timely development of any project.

  Unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition.

  Decline in the value of acquired properties, companies or securities.

  Inability to maintain Mako's financial and strategic focus while integrating the acquired business or property.

  Inability to implement uniform standards, controls, procedures and policies at the acquired business, as appropriate.

Title to Mineral Property Risks

Despite receiving a title opinion addressed to the Corporation in connection with the Property, the Corporation cannot give any assurance that title to the Property will not be challenged or impugned and cannot guarantee that the Corporation will have or acquire valid title to the mineral property. If the Corporation's title to the Property is challenged or impugned, this could have a material adverse impact on the Corporation's business, results of operations, financial results and prospects.

Commodity Price Risk

Precious and base metal prices are subject to volatile price movements, which can be material and occur over short periods of time and which are affected by numerous factors, all of which are beyond the Corporation's control. Such factors include, but are not limited to, interest and exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, speculative trading, the costs of and levels of precious and base metal production, and political and economic conditions. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems, the strength of and confidence in the U.S. dollar (the currency in which the prices of precious and base metals are generally quoted) and political developments. The effect of these factors on the prices of precious and base metals, and therefore the economic viability of any of the Corporation's properties cannot be accurately determined. The prices of copper, gold and silver have historically fluctuated widely, and future price declines could cause the development of (and any future commercial production from) the Corporation's properties to be impracticable or uneconomic. As such, the Corporation may determine in the future that it is not economically feasible to commence commercial production at the Property, which could have a material adverse impact on the Corporation's business, results of operations, financial results and prospects. In such a circumstance, the Corporation may also curtail or suspend some or all of its exploration activities on the Property.

Reliance on Senior Management and Key Personnel

The success of the Corporation and its business depends to a large extent upon its abilities to retain the services of its senior management and key personnel. The loss of the services of any of these persons, or the failure to attract or retain additional key individuals with the necessary skills needed to successfully operate and growth the business, could have a materially adverse effect on the Corporation's business and prospects. There is no assurance the Corporation can maintain the services of its officers, directors or other qualified key personnel required to operate its business.

Regulatory Risks

The mining industry is subject to extensive controls and regulations imposed by various levels of government. All current legislation is a matter of public record and the Corporation will be unable to predict the interpretation of existing legislation, or what additional legislation or amendments may be enacted. Such legislation also includes laws pertaining to foreign investment. Amendments to current laws, regulations and permits governing operations and activities of mining companies, either related to foreign investment or environmental laws and regulations, or more stringent implementation thereof, could cause increases in expenditures and costs, and/or cause lengthy delays in obtaining permitting and could affect the Corporation's ability to expand existing operations or require the Corporation to abandon or delay the development of its properties, or affect the Corporation's corporate objectives.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Corporation is subject to a number of hazards and risks in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to the Corporation's properties or facilities and equipment, personal injury or death, environmental damage to properties of the Corporation or others, delays, monetary losses and possible legal liability.

Although the Corporation may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs and could have a material adverse impact on the Corporation's business, results of operations, financial results and prospects.

Environmental Risks

All phases of the natural resources business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of tailings or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require the Corporation to incur costs to remedy such discharge. Environmental hazards may exist on properties in which the Corporation holds interests which are unknown to the Corporation at present.

No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation's financial condition, results of operations or prospects. Companies engaged in the exploration and development of mineral properties generally experience increased costs, and delays as a result of the need to comply with applicable laws, regulations and permits. The Corporation believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in natural resource exploration and development activities may be required to compensate those suffering loss or damage by reason of its activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. Amendments to current laws, regulations and permits governing operations and activities of natural resources companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in developments of new properties.

Competition

The mining industry is intensely competitive in all of its phases and the Corporation competes with many companies possessing greater financial and technical resources. Competition in the mining industry is primarily for the following: mineral-rich properties which can be developed and produced economically; technical expertise to find, develop, and manage such properties; labour to operate the properties; and capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a world-wide basis. Such competition may result in the Corporation being unable to: acquire desired properties; recruit or retain qualified employees; or obtain the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Corporation's prospects for mineral exploration and success in the future. Furthermore, increased competition could result in increased costs and lower prices for metal and minerals produced which, in turn, could reduce profitability. Consequently, the Corporation's revenues, operations and financial condition could be materially adversely affected.

Climatic Conditions or Changes in Climate Over Time can Affect Exploration, Development and Future Mining Activities

The potential physical impacts of climate change on the Corporation's exploration projects are highly uncertain and are particular to the geographic circumstances. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. Exploration programs in the United States require water and a lack of necessary water could disrupt exploration programs and adversely impact future development and mining activities. Climate change is an international concern and as a result poses the risk of changes in government policy including introducing climate change legislation and treaties at all levels of government that could result in increased costs. The trend towards more stringent regulations and carbon-pricing mechanisms aimed at reducing the effects of climate change could impact the Corporation's decision to pursue future opportunities, or maintain the Corporation's existing exploration programs, which could have an adverse effect on the Corporation's business.

Litigation

All industries, including the mining industry, may be made subject to legal claims and proceedings, with and without merit. Defence and settlement costs can be substantial, even with respect to claims that have no merit. The Corporation may also in the future become the subject of a legal claim or proceeding at any time, and without advance notice of the commencement of the proceeding. To the extent the Corporation becomes subject to any such claim or proceeding, it may materially impact management's time and the Corporation's financial resources to defend, even if it is without merit. As well, due to the inherent uncertainty of the litigation process, the resolution of any particular legal claim or proceeding could have a material adverse impact on the Corporation's business, results of operations, financial results and prospects.

The Corporation's Growth, Future Profitability and Ability to Obtain Financing may be Impacted by Global Financial Conditions

In recent years, global financial markets have been characterized by extreme volatility impacting many industries, including the mining industry. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, tariff and trade policy, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Corporation's growth and profitability. Future economic shocks may be precipitated by a number of causes, including, but not limited to, material changes in the price of oil and other commodities, the volatility of metal prices, governmental policies, geopolitical instability, war, terrorism, the devaluation and volatility of global stock markets, natural disasters and any future emergence and spread of pathogens. Any sudden or rapid destabilization of global economic conditions could impact the Corporation's ability to obtain equity or debt financing in the future on terms favorable to the Corporation or at all. In such an event, the Corporation's operations and financial condition could be materially adversely affected.

Availability of Infrastructure, Energy and Other Commodities

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. The Corporation's inability to secure adequate water and power resources, as well as other events outside of the Corporation's control, such as unusual or infrequent weather phenomena, sabotage, community, or government or other interference in the maintenance or provision of such infrastructure, could adversely affect the Corporation's operations, financial condition and results of operations. Profitability would be affected by the market prices and availability of commodities that we use or consume for the Corporation's operations and planned development projects.

Prices for commodities like diesel fuel, electricity, steel, concrete, and chemicals can be volatile, and changes can be material, occur over short periods of time and be affected by factors beyond the Corporation's control. The Corporation's operations depend on suppliers to meet those needs. Higher costs for construction materials like steel and concrete could affect the timing and cost of the Corporation's planned development projects. Higher worldwide demand for critical resources like input commodities, drilling equipment, tires and skilled labour could affect the Corporation's ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on the Corporation's operating costs, capital expenditures and production schedules.

Additionally, the Corporation will be relying on certain key third-party suppliers and contractors for equipment, raw materials and services used in, and the provision of services necessary for, the development, construction and operations at its projects. As a result, the Corporation's operations will be subject to a number of risks, some of which are outside of its control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen events and failure of a supplier or contractor to perform under its agreement with the Corporation. The occurrence of one or more of these risks could have a material adverse effect on the Corporation's business, results of operations and financial condition.

Force Majeure

The Corporation's projects now or in the future may be adversely affected by risks outside the control of the Corporation, including the price of gold, silver, tungsten, copper, and other metals on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, pandemics, epidemics or quarantine restrictions.

Conflicts of Interest

Certain directors and officers of the Corporation are also directors, officers and/or shareholders of other companies that are similarly engaged in the business of natural resource exploration, development and production. Such associations may give rise to conflicts of interest from time to time. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interest which they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the Board, any director in a conflict is required under the Business Corporations Act (British Columbia) to disclose their interest.

A Cyber Security Incident Could Adversely Affect the Corporation's Ability to Operate its Business

Information systems and other technologies, including those related to the Corporation's financial and operational management, and its technical and environmental data, are an integral part of the Corporation's business activities. Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, or other malicious activities or any combination of the foregoing or power outages, natural disasters, terrorist attacks, or other similar events could result in damages to the Corporation's property, equipment and data. These events also could result in significant expenditures to repair or replace damaged property or information systems and/or to protect them from similar events in the future. Furthermore any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Corporation's information technology systems including personnel and other data that could damage its reputation and require the Corporation to expend significant capital and other resources to remedy any such security breach. Insurance held by the Corporation may mitigate losses however in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Corporation for any disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the business of the Corporation. There can be no assurance that these events and/or security breaches will not occur in the future or not have an adverse impact on the Corporation's business, results of operations, financial results and prospects.

International Conflict

The Corporation's operations and financial performance may be affected by international conflicts including but not limited to, the war between Russia and Ukraine and the conflict between Israel and Hamas and Iran in the Middle East. Any further escalation of these conflicts or other conflicts, imposition of sanctions, outbreak of war into other countries or regions or other escalation may have a material adverse effect on the Corporation's operations due to, among other factors, the effect on the supply chain, diversion of resources to the conflict, and an increase in the Corporation's costs for fuel and other supplies used to carry out its exploration activities. Metal prices continue being impacted by economic and geopolitical concern. Recent hostilities in the Middle East and Europe, and the accompanying international response, has been disruptive to the world economy, with increased volatility in commodity markets, including higher oil and gasoline prices, international trade and financial markets, all of which have a trickle-down effect on supply chains, equipment and construction. There is material uncertainty about the extent to which this conflict will continue to impact economic and financial affairs, as the numerous issues arising from the conflict are in flux and there is the potential for escalation of the conflict both within Europe, the Middle East and globally. The Corporation continues to monitor the situation, although there is no assurance the Corporation's operations will not be adversely affected by geopolitical tensions.

Trade Tariffs

The United States government has recently imposed and threatened to impose tariffs on major US trading partners, including Canada. Uncertainty remains that economic tools will continue to be used by the United States government to achieve geopolitical goals. The Corporation continues to monitor the situation, although there is no assurance the Corporation's operations will not be adversely affected by geopolitical tensions.

The Corporation's Operations are Subject to Human Error

Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage the Corporation's interests, and even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to the Corporation. These could include loss or forfeiture of mineral claims or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort the Corporation might undertake and legal claims for errors or mistakes by Corporation personnel.

DIRECTORS' APPROVAL

The contents and the sending of this Circular have been approved by the disinterested members of the Board.

DATED: December 23, 2025

ON BEHALF OF THE BOARD OF DIRECTORS OF
MAKO MINING CORP.

"Eric Fier"

Eric Fier
Chairman of the Board

SCHEDULE "A"
GLOSSARY

"Acquisition" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - The Purchase Agreement".

"Adjustment Formula" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - The Gold Purchase Agreement".

"Agency Fee" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - The Purchase Agreement".

"Articles" means the Articles of the Corporation.

"Beneficial Ownership and Property Control" means 100% of the beneficial ownership of the Membership Interests and the exercise of operational control over the Mt. Hamilton Assets which shall be in the sole discretion of Mako US, but acting as would a prudent operator, including, for greater certainty and without limitation, responsibility for all obligations, liabilities, costs and expenses associated therewith and all carrying costs, maintenance costs, permitting costs and insurance costs in respect of the Mt. Hamilton Assets and the Membership Interests.

"Beneficial Shareholders" has the meaning given to such term in "Voting Information - Approval of the Mt. Hamilton Acquisition - Proxy and Voting Rights - Beneficial Shareholders".

"Board of Directors" or "Board" means the board of directors of Mako.

"Circular" means this management information circular sent to the Shareholders in connection with the Meeting.

"Closing" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - The Purchase Agreement".

"Common Shares" means the common shares in the capital of Mako.

"Corporation" or "Mako" means Mako Mining Corp.

"Computershare" means Computershare Investor Services Inc.

"Engagement Agreement" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - Fairness Opinion".

"Fairness Opinion" means the fairness opinion prepared by Stifel and appended to this Circular at Schedule "C".

"Fallback Purchase Price" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - The Purchase Agreement".

"Fallback Sale" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - Background".

"First Closing Date" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - The Purchase Agreement".

"Gold Purchase Agreement" means the gold purchase agreement between Mako and Sailfish dated November 26, 2025 pursuant to which Sailfish agreed to purchase from Mako approximately 341.7 troy ounces of gold per month for a period of 60 months immediately following and subject to the occurrence of the closing of the Acquisition.

"Gold Stream" has the meaning given to such term in "Approval of the Mt. Hamilton - Background".

"Gold Stream Price" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - The Gold Purchase Agreement".

"Interested Parties" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - Fairness Opinion".

"Intermediary" has the meaning given to such term in "Voting Information - Approval of the Mt. Hamilton Acquisition - Proxy and Voting Rights - Beneficial Shareholders".

"Mako US" means Mako US Corp., a wholly-owned subsidiary of Mako.

"Meeting Materials" means the Circular, Notice of Meeting, form of proxy and voting information form.

"Meeting" means the special meeting of Mako.

"Membership Interests" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - Background".

"MI 61-101" means Multilateral Instrument: "MI 61-101 - Protection of Minority Security Holders in Special Mt. Hamilton Acquisition".

"minority approval" has the meaning ascribed thereto in MI 61-101.

"Minerals" means any and all economic, marketable metal bearing material, in whatever form or state that is mined, extracted, removed, produced or otherwise recovered from the Property, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Property, and including without limitation, ore and any other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates or doré bars that are produced from the Property.

"Mt. Hamilton Acquisition" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - Background".

"Mt. Hamilton Acquisition Resolution" means the resolution appended to this Circular at Schedule "B".

"Mt. Hamilton Assets" means all assets and property owned or leased, as applicable, by the Mt. Hamilton LLC, including all patented fee parcels, unpatented mining claims, patented mining claims, and water rights, excluding the Reclamation Bonds.

"Mt. Hamilton Vendor" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - Background".

"NI 54-101" means National Instrument: "54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer".

"Non-Objecting Beneficial Owners" or "NOBOs" have the meanings given to such terms in "Voting Information - Approval of the Mt. Hamilton Acquisition - Proxy and Voting Rights - Beneficial Shareholders".

"non-U.S. Holder" has the meaning given to such term in "Approval of the Return of Capital - Certain U.S. Federal Income Tax Considerations".

"Notice of Meeting" has the meaning given to such term in "General Information".

"Objecting Beneficial Owners" or "OBOs" have the meanings given to such terms in "Voting Information - Approval of the Mt. Hamilton Acquisition - Proxy and Voting Rights - Beneficial Shareholders".

"Payable Gold" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - The Gold Purchase Agreement".

"Property" means the Mt. Hamilton Project in Nevada, United States.

"Property Purchase Price" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition  - Background".

"Purchase Agreement" means the purchase and sale agreement among Mako, Mako US and Sailfish dated November 26, 2025, as the same may be amended, supplemented or otherwise modified in accordance with the terms therein.

"Reclamation Bonds" means all surety instruments, bonds, letters of credit, guarantees and other instruments or arrangements securing or guaranteeing the performance of obligations with respect to the operation, closure, reclamation or remediation of property.

"Record Date" means January 2, 2025, being the date for the determination of shareholders entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof.

"Refined Gold" means marketable metal bearing material in the form of the Mineral gold that is refined to standards meeting or exceeding commercial standards for the sale of refined gold.

"Registered Shareholder" means a shareholder registered in the records of the transfer agent of the Corporation.

"Royalty" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - The Purchase Agreement".

"Royalty Agreement" means the royalty agreement between Sailfish, Mako US and Mt. Hamilton LLC dated November 26, 2025, providing for the grant by Mt. Hamilton LLC to Sailfish (as guaranteed by Mako) of a 2% net smelter return royalty on the production of metals and minerals from the Property effective following termination of the Gold Purchase Agreement upon completion of the Stream Period.

"Royalty Purchase Amount" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - The Purchase Agreement".

"Royalty Repayment" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - The Purchase Agreement".

"Sailfish" means Sailfish Royalty Corp.

"Sailfish-Mt. Hamilton Vendor Closing" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - Background".

"shareholders" means the holders of Common Shares.

"Special Committee" means the special committee of the Board of Directors.

"Stifel" means Stifel Nicolaus Canada Inc.

"Stream Repayment" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - The Purchase Agreement".

"Stream and Royalty Purchase Amount" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - The Purchase Agreement".

"Stream Period" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - The Gold Purchase Agreement".

"Stream Purchase Amount" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - The Purchase Agreement".

"TSXV" means the TSX Venture Exchange.

"TSXV Policy 5.3" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition".

"Wexford" means Wexford Capital LP.

"Wexford Lenders" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition -Background".

"Wexford-Sailfish Loan" has the meaning given to such term in "Approval of the Mt. Hamilton Acquisition - Background".

SCHEDULE "B"
MT. HAMILTON ACQUISITION RESOLUTION

BE IT RESOLVED as an ordinary resolution of the disinterested shareholders of the Corporation that:

1. the Corporation is hereby authorized to undertake and complete the Mt. Hamilton Acquisition (as such term is defined in the Circular), including the grant of the Gold Stream and the Royalty (as such terms are defined in the Circular), on the terms and conditions set forth in the Purchase Agreement (as defined in the Circular) and further described in the Circular, in accordance with TSXV Policy 5.3 - Acquisitions and Dispositions of Non-Cash Assets; and

2. any one director or officer of the Corporation, for and on behalf of the Corporation, is hereby authorized to take all necessary steps and proceedings, and to execute, deliver and file any and all applications, declarations, documents and other instruments, and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to these resolutions and all prior actions taken and expenses incurred by any one director or officer of the Corporation in connection with any of the actions authorized by the foregoing resolutions are hereby expressly ratified, confirmed, adopted and approved.

B-1

SCHEDULE "C"
FAIRNESS OPINION

Stifel Nicolaus Canada Inc. 161 Bay Street, Suite 3800 Toronto, ON M5J 2S1 Tel: (416) 367-8600

November 25, 2025

The Special Committee of the Board of Directors of Mako Mining Corp.

838 West Hastings St.

Suite 700

Vancouver, BC V6C 0A6

To the Special Committee of the Board of Directors:

Stifel Nicolaus Canada Inc. ("Stifel", "we", "us" or "our") understands Mako Mining Corp. ("Mako" or the "Company") is proposing to enter into a definitive purchase and sale agreement (the "Purchase Agreement") with Sailfish Royalty Corp. ("Sailfish") providing for, among other things, the acquisition through Mako US Corp. ("Mako US"), of the Mt. Hamilton Gold-Silver Project (the "Mt. Hamilton Project") located in White Pine County, Nevada, USA, through the acquisition of 100% of Mt. Hamilton LLC ("MH LLC"), the direct owner of the Mt. Hamilton Project (the "Proposed Transaction").

We understand that pursuant to the Purchase Agreement:

a. Sailfish will transfer to Mako US 100% of the beneficial ownership of the membership interests in MH LLC and the exercise of operational control over the Mt. Hamilton Project, including responsibility for all obligations, liabilities, costs and expenses associated therewith, and will continue to hold registered legal title to such membership interests until closing of the Proposed Transaction. From the date of the Purchase Agreement until closing of the Proposed Transaction, Sailfish will act as nominee, agent and bare trustee for and on behalf of Mako US and will take all such action as directed by Mako US in respect of the registered legal ownership of the membership interests in MH LLC;

b. in connection with the Proposed Transaction, Mako has granted to Sailfish:

  a five-year gold stream (the "Gold Stream") to commence subject to and upon completion of the transfer of the registered legal ownership of MH LLC from Sailfish to Mako US; and
  a subsequent 2% net smelter return royalty (the "NSR Royalty" and together with the Gold Stream, the "Consideration") on the Mt. Hamilton Project which will commence upon expiry of the Gold Stream;

c. Mako will commence gold deliveries to Sailfish subject to and upon completion of the transfer of the registered legal ownership of MH LLC from Sailfish to Mako US under the terms of the definitive gold purchase agreement governing the Gold Stream (the "Gold Purchase Agreement"), consisting of a monthly delivery of gold for a period of 60 months following closing of the Proposed Transaction, whereby Mako will sell to Sailfish an amount of refined gold equal to 341.7 troy ounces per month, subject to adjustment to ensure that the amount of refined gold per month will not be (the "Adjustment Formula"): (i) less than the equivalent of $738,000 (after deduction of the acquisition price paid by Sailfish to the Company in accordance with the Stream Gold Price (as hereinafter defined), which is equivalent to $2,700/oz refined gold; and (ii) more than the equivalent of $1,011,333.33 (after deduction of the acquisition price paid by Sailfish to Mako in accordance with the Stream Gold Price), which is equivalent to $3,700/oz refined gold (the "Payable Gold") free and clear of any and all encumbrances. For each ounce of refined gold, Sailfish shall pay to Mako 20% of the London p.m. fixed price for refined gold in United States dollars, as determined by the London Bullion Market Association (or any successor association or body) on the date of delivery of such refined gold (the "Stream Gold Price"). The amount of Payable Gold for each delivery per month shall be adjusted upward or downward based on the application of the Adjustment Formula. It is proposed that the Gold Stream will be secured in favour of Sailfish by: (i) first-ranking charges on all present and after-acquired property of Mako, and guaranteed by MH LLC, as the operator, (ii) first-ranking charges on all present and after-acquired property of MH LLC; and (iii) a deed of trust granting a security interest in the Mt. Hamilton Project.

d. following completion of the 60-month Gold Stream, Sailfish will be entitled to the NSR Royalty on all mineral production with respect to the Mt. Hamilton Project for the life of the mine, pursuant to the terms of the definitive royalty agreement governing the NSR Royalty (the "Royalty Agreement"); and

e. the completion of the Proposed Transaction, including the grant of the Gold Stream and the NSR Royalty, will be conditional upon, among other things, the receipt of all required regulatory approvals (including the approval of the TSX Venture Exchange ("TSXV")), the approval of the Company's disinterested shareholders and the approval of Sailfish's disinterested shareholders and other customary closing conditions for a transaction of this nature.

Engagement of Stifel

Following discussions between the Company and Stifel commencing on August 20, 2025, by letter agreement dated September 10, 2025, (the "Engagement Agreement"), the Company retained Stifel to act as financial advisor to the special committee appointed by the Board of Directors of the Company (the "Special Committee") in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Board of Directors our written opinion (the "Opinion") as to the fairness, from a financial point of view, of the Consideration to be offered by the Company to Sailfish pursuant to the Proposed Transaction. Pursuant to the Engagement Letter, on November 25, 2025, Stifel delivered to the Special Committee its opinion that the Consideration to be offered by the Company to Sailfish pursuant to the Proposed Transaction is fair, from a financial point of view, to the shareholders of the Company.

Stifel will be paid a fixed fee for rendering the Opinion. The Company has also agreed to reimburse Stifel for its reasonable out-of-pocket expenses and to indemnify Stifel in respect of certain liabilities that might arise out of our engagement.

In the future, Stifel may, in the ordinary course of business, seek to perform financial advisory services or corporate finance services for Mako and its associates from time to time.

Credentials of Stifel

Stifel is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors.  As part of our investment banking activities, Stifel is regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engages in market making, underwriting and secondary trading of securities in connection with a variety of transactions.  Stifel is not in the business of providing auditing services and is not controlled by a financial institution. Stifel is a brand name of Stifel Nicolaus Canada Inc.

The Opinion expressed herein represents the opinion of Stifel and the form and content hereof have been approved for release by a group of professionals of Stifel, each of whom is experienced in merger, acquisition, divestiture, restructuring, valuation and fairness opinion matters.

Independence of Stifel

None of Stifel, its affiliates or associates, is an insider, associate or affiliate (as such terms are defined in the Securities Act (British Columbia)) of Mako, Sailfish, MH LLC or the Mt. Hamilton Project or any of their respective associates or affiliates (collectively, the "Interested Parties"). As of the date hereof, there are no understandings, agreements or commitments between Stifel and any Interested Parties with respect to any future business dealings, however, Stifel may in the future in the ordinary course of business seek to perform financial advisory services for any one or more of them from time to time. Stifel has been retained by the Special Committee to, among other things, provide the Opinion to the Special Committee in respect of the Proposed Transaction. Within the past 24 months, Stifel has acted as advisor to the Special Committee of Mako with respect to the Proposed Transaction announced September 30, 2025 and acted as sole bookrunner and co-lead underwriter with respect to Mako's C$40.25 million brokered offering of common shares which closed on October 28, 2025.

In the ordinary course of its business, Stifel acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of Mako and/or Sailfish and, from time to time, may have executed or may execute transactions on behalf of Mako and/or Sailfish, or other clients for which it received or may receive compensation. In addition, as an investment dealer, Stifel conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including research with respect to Mako or Sailfish and/or their respective affiliates or associates.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i. a draft of the Purchase Agreement;

ii. a draft of the Gold Purchase Agreement;

iii. a draft of the Royalty Agreement;

iv. a draft dated November 24, 2024 of a Preliminary Economic Assessment ("PEA") study for the Mt. Hamilton Project prepared for a previous owner;

v. the NI 43-101 Technical Report on the Mt. Hamilton Project prepared for Mako, Sailfish and MH LLC with an effective date of November 10, 2025;

vi. the annual reports, including the comparative audited financial statements and management's discussion and analysis, of the Company for the fiscal year ended December 31, 2024;

vii. the annual reports, including the comparative audited financial statements and management's discussion and analysis, of Sailfish for the fiscal year ended December 31, 2024;

viii. the interim reports, including the comparative unaudited financial statements and management's discussion and analysis, of the Company for the three and nine months ended September 30, 2025;

ix. the interim reports, including the comparative unaudited financial statements and management's discussion and analysis, of Sailfish for the three and nine months ended September 30, 2025;

x. certain internal financial, operational, corporate and other information prepared or provided by the management of the Company, including internal operating and financial budgets and projections;

xi. selected public market trading statistics and relevant financial information of the Company and other selected public companies considered by us to be relevant;

xii. selected financial statistics and relevant financial information with respect to relevant precedent transactions;

xiii. selected relevant reports published by equity research analysts and industry sources regarding the Company, the precious metals industry and other public companies, to the extent deemed relevant by us;

xiv. certificates addressed to us, dated as of the date hereof, from two senior officers of the Company, as to the completeness and accuracy of the Information (as defined below); and

xv. such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. We have also participated in discussions with Cassels Brock & Blackwell LLP, external legal counsel to the Company, concerning the Proposed Transaction, the Purchase Agreement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, Sailfish, the Mt. Hamilton Project or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or Sailfish or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company's audited financial statements and the reports of the auditors thereon and the Company's interim unaudited financial statements.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and the Mt. Hamilton Project and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of the Company, having regard to the business, plans, financial condition and prospects of the Company or the Mt. Hamilton Project, as applicable.

We have also assumed that all of the representations and warranties contained in the Purchase Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with its terms and all applicable laws and that the management information circular prepared by the Company will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

The Company has represented to us, in certificates of two senior officers of the Company dated the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company and the Mt. Hamilton Project referred to above under the heading "Scope of Review" (collectively, the "Information"), are complete and correct at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Mt. Hamilton Project, the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

We have not been engaged to review the quality, quantity or mining economics of the Mt. Hamilton mineral reserves and resources or any of the assets included in the Purchase Agreement from a technical, engineering or geological standpoint and, accordingly, express no view thereon.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and the Mt. Hamilton Project as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion is being provided to the Special Committee for its exclusive use only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of Stifel. Our Opinion is not intended to be and does not constitute a recommendation to the Board of Directors as to whether they should approve the Purchase Agreement nor as a recommendation to any shareholder of the Company as to how to vote or act at any special meeting of the shareholders of the Company to be held to consider the Proposed Transaction or as an opinion concerning the trading price or value of any securities of Mako following the announcement or completion of the Proposed Transaction.

Stifel believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

While, in the professional opinion of Stifel, the assumptions used in preparing the Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

This Opinion has been prepared in accordance with the disclosure standards for formal valuations and fairness opinions of the Canadian Investment Regulatory Organization ("CIRO"), but CIRO has not been involved in the preparation or review of this Opinion.

Should this Opinion be executed in any other language, the English version of this Opinion shall be controlling in all respects and any other version is provided solely as a translation. In the event of any inconsistency between the versions, the English version of this Opinion shall prevail.

Fairness Methodology

In support of this Opinion, Stifel has performed certain analyses on Mako and the Mt. Hamilton Project, based on those methodologies and assumptions that we considered appropriate in the circumstances for the purpose of providing this Opinion. In the context of this Opinion, we considered, among other things, the following methodologies:

i. Precedent transaction analysis

ii. Comparable multiple analysis

iii. Certain other qualitative factors

Precedent transaction multiple analysis:

The precedent transactions analysis considers transaction multiples paid in the context of the purchase or sale of a public company or assets. Stifel reviewed publicly available information in connection with 13 transactions involving the acquisition of metals and mining assets that Stifel considered relevant (the "Precedent Transactions Analysis"). Stifel considered the model price to net asset value ("P/NAV") and enterprise value to in-situ resources multiple ("EV/oz") to be the most relevant metrics for purposes of the Precedent Transactions Analysis.

Comparable multiple analysis:

Stifel considered the implied value of the Mt. Hamilton Project based on the application of trading multiples of selected publicly-traded gold development companies that we considered relevant (the "Comparable Companies Trading Analysis"). Stifel considered the model price to net asset value ("P/NAV") and enterprise value to in-situ resources multiple ("EV/oz") to be the most relevant metrics for purposes of the Comparable Companies Trading Analysis.

Certain other qualitative factors:

Stifel considered other qualitative factors with respect to the Proposed Transaction, including but not limited to the strategic fit of the Mt. Hamilton Project within Mako's asset portfolio and the capital markets profile of the combined company including liquidity, access to capital and future prospects. Stifel also considered the different risks Mako is currently exposed to which include but are not limited to exploration, development and financing risks.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be offered by the Company to Sailfish pursuant to the Proposed Transaction is fair, from a financial point of view, to the shareholders of the Company.

Yours very truly,